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EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

	For the Period from September 24, 2003 (inception) through December 31, 2003	Year Ended 2004	Six Months Ended June 30, 2005
Earnings
Net income	(267,167)	22,856,910	19,126,238
Less:
minority interest	0	0	0
interest capitalized	0	0	0
preferred dividend of consolidated subsidiaries	0	0	0
income/loss from equity investees	0	0	0
Income from continuing operations	(267,167)	22,856,910	19,126,238
Plus:
Fixed charges	20,086	22,157,947	46,545,132
Amortization of capitalized interest	0	0	0
Pre tax losses of equity investees	0	0	0
Distributed income of equity investees	0	0	0

Total Earnings	(247,081)	45,014,857	65,671,370

Fixed Charges
Interest expenses and Capitalized (repo & cap)	20,086	22,157,947	46,545,132
Mortgage interest	0	0	0
Amortization of premium and discount and capitalized expenses related to debt	0	0	0
Preference security dividend requirements of consolidated subsidiaries	0	0	0

Total Fixed Charges	20,086	22,157,947	46,545,132

Ratio of Earnings to Fixed Charges	(12.30)	2.03	1.41
Amount of Coverage Deficiency	(267,167)

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Ratio of Earnings to Fixed Charges